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                                                                    Exhibit 99.1

[VIVENDI UNIVERSAL LOGO]

            RTL Group and Canal+ Group sell their stakes in Sportfive


Paris, March 19, 2004 - RTL Group and Canal+ Group, a subsidiary of Vivendi Universal [Paris Bourse: EX FP; NYSE: V], today concluded an agreement concerning the sale of their interests in Sportfive to Advent International. The transaction is based on a 100% value of 560 million euros.

The sale is subject to the confirmation of financing and the approval of the European antitrust authorities.

Under the terms of the deal Advent International, a leading private equity fund, and RTL Group will set up a new company that will purchase all the shares of Sportfive held by RTL Group (46.4%) and Canal+ Group (46.4%). Advent International is expected to hold 75 % of the new company and RTL Group the remaining 25%. Canal+ Group will withdraw from Sportfive entirely.

Jean-Claude Darmon, the founder of Groupe Sportfive that is now a world leader in rights to sporting events, has accepted to continue as Chairman and Chief Executive Officer of the group. Negotiations are proceeding with the acquirers to set the level of the stake that Mr. Darmon will hold.


Important Disclaimer:
---------------------

This press release contains 'forward-looking statements' as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are not guarantees of future performance. Actual results may differ materially from the forward-looking statements as a result of a number of risks and uncertainties, many of which are outside our control, including but not limited to the risks that Canal+ Group or RTL Group will not be able to obtain the necessary approvals for the contemplated transaction, as well as the risks described in the documents Vivendi Universal has filed with the U.S. Securities and Exchange Commission and the French Autorite des Marches Financiers. Investors and security holders may obtain a free copy of documents filed by Vivendi Universal with the U.S. Securities and Exchange Commission at www.sec.gov or directly from Vivendi Universal. Vivendi Universal does not undertake, nor has any obligation, to update or revise forward-looking statements.


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                                         Eileen McLaughlin
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